SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2008

Prana Biotechnology Limited
(Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X     Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Prana’s Drug Library has Discovered Novel Drug Candidates for Use in Parkinson’s Disease.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By /s/ Geoffrey Kempler
           Geoffrey Kempler,
           Executive Chairman

Date: May 8, 2008

Prana’s Drug Library has Discovered Novel Drug Candidates for Use in Parkinson’s Disease

Demonstrates Positive Effects in Pre-Clinical Studies of Parkinson’s Disease

MELBOURNE, Australia - May 6, 2008: Prana Biotechnology Limited (NASDAQ: PRAN / ASX: PBT), a biopharmaceutical company focused on the research and development of treatments for neurodegenerative disorders, today announced that it has identified novel therapeutic drug candidates from its Parkinson’s disease program. Already, a lead candidate drug has demonstrated positive effects in pre-clinical studies, protecting the brain from damage to the substantia nigra, the area of the brain affected in Parkinson’s disease.

Prana’s drug candidates are being tested on two widely used mouse models for Parkinson’s disease, which employ either the 6-hydroxy-dopamine (6-OHDA) or MPTP toxins. These models mimic the disease by using these toxins to destroy the substantia nigra cells over time, leading to motor function loss. Already a candidate lead drug has been shown to protect and preserve the substantia nigra cells from the damage of 6-OHDA and was also able to increase motor function in those animals treated with Prana’s drug. In addition, the same lead candidate drug showed benefit in the MPTP animal model and protected the substantia nigra cells from the toxic damage of MPTP.

Prana’s drug design is based on the understanding of the relationship between metals, particularly Iron, and the oxidative damage to the substantia nigra. This damage results in progressive neurodegeneration leading to the characteristic symptoms of the disease, notably a gradual loss of motor function over several years and a loss of cognitive function in the later stage of the disease. The compounds being tested in the program are novel compounds selected from Prana’s proprietary MPAC (metal-protein-attenuating compounds) library for their selective suitability for Parkinson’s research.

“Prana’s drug candidates for Parkinson’s disease are designed to target the underlying cause of the disease by protecting the brain from neuronal loss with the aim of minimising the actual disease in patients, in contrast to providing temporary symptomatic relief,” stated Geoffrey Kempler, Chairman and CEO of Prana. “We are optimistic for the potential of our Parkinson’s disease program to deliver an effective treatment to help patients. This will be a valuable addition to our expanding pipeline of drug opportunities arising from our MPAC library. To date, Prana’s lead Alzheimer’s Disease MPAC, PBT2, has successfully completed a Phase IIa clinical trial in Alzheimer’s Disease and the company is looking to partnership strategies as one way to accelerate its development into larger trials. Prana’s MPAC’s are also being studied in other neurodegenerative diseases such as Huntington’s Disease as well as in various cancers”.

Individuals affected with Parkinson’s disease in 15 of the world’s most populous nations are estimated to double over the next generation. By 2030, the number is anticipated to reach between 8.7 million and 9.3 million worldwide. In the US alone, an estimated one million Americans currently suffer from Parkinson’s disease.

The data will be presented at the Australian Society for Neurology meeting in Brisbane on May 19 and the International Movement Disorders Meeting in Chicago on June 22.
______________________
1 As reported by the Parkinson’s Institute and the University of Rochester in Neurology. For more information, see Calabrese, et al. “Projected Number of People with Parkinson Disease in the Most Populous Nations, 2005 through 2030.” Neurology. July 2007; 69. p. 223-224.

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neurodegenerative disorders. The Company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including The University of Melbourne, The Mental Health Research Institute (Melbourne) and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, contributed to the discovery of Prana’s technology.

For further information please visit the Company’s web site at www.pranabio.com

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements. Such statements include, but are not limited to any statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT2, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT2, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT2, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT2, and other risks detailed from time to time in the filings the Company makes with Securities and Exchange Commission including its annual reports on From 20-F and its reports on Form 6-K. Such statements are based on management’s current expectations, but actual results may differ materially due to various factions including those risks and uncertainties mentioned or referred to in this press release. Accordingly, you should not rely on those forward-looking statements as a prediction of actual future results.
Contacts:

Investor Relations	Media Relations
Leslie Wolf-Creutzfeldt	Ivette Almeida
T: 646-284-9472	T: 646-284-9455
E: lcreutzfeldt@hfgcg.com	E: ialmeida@hfgcg.com